UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8940

Deferred Profit-Sharing Plan for Craft Employees

(Full title of the plan)

ALTRIA GROUP, INC.

6601 West Broad Street

Richmond, Virginia 23230

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR CRAFT EMPLOYEES

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Altria Benefits Investment Committee, the Administrator and the Participants of the Deferred Profit-Sharing Plan for Craft Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Profit-Sharing Plan for Craft Employees (the “Plan”) at December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

June 12, 2009

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STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2008 and 2007

(in thousands of dollars)

	2008	2007
Investments:
Investment in Master Trust A	$167,897	$223,505
Investment in Master Trust B	163,557	196,830
Participant loans	4,597	5,242

Total investments	336,051	425,577

Receivables:
Employer’s contribution	11,391	11,273
Participants’ contributions	109	83

Total receivables	11,500	11,356

Net assets at fair value	347,551	436,933

Adjustment from fair value to contract value for Investment in Master Trust A relating to fully benefit-responsive investment contracts	4,446	567

Net assets available for benefits	$351,997	$437,500

The accompanying notes are an integral part of these financial statements.

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STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2008

(in thousands of dollars)

2008
Contributions to the Plan:
By employer	$11,492
By participants	6,675

Total contributions	18,167

Total additions	18,167

Deductions from net assets attributed to:
Investment (loss)/income:
Investment loss from Master Trust A	(14,753)
Investment loss from Master Trust B	(37,773)
Interest income from participant loans	313

Total investment loss, net	(52,213)

Withdrawals and distributions	(41,457)

Total deductions	(93,670)

Net decrease prior to transfer	(75,503)

Transfer to the Tobacco Workers Plan	(10,000)

Net decrease	(85,503)

Net assets available for benefits:
Beginning of year	437,500

End of year	$351,997

The accompanying notes are an integral part of these financial statements.

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NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan:

General:

The Deferred Profit-Sharing Plan for Craft Employees (the “Plan”) is a defined contribution plan maintained for the benefit of eligible employees of Philip Morris USA Inc. (“Philip Morris”) who are represented by the International Association of Machinists and Aerospace Workers and other unions. Philip Morris is a subsidiary of Altria Group, Inc. The Plan is designed to provide eligible employees with an opportunity to share in the profits of Philip Morris and to invest certain of their funds in a tax-advantaged manner. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The administration of the Plan has generally been delegated to the Administrator as defined by the Plan. The Altria Benefits Investment Committee (the “Investment Committee”) is responsible for the operation and management of the investment options in the Plan, other than the investment options (the “Altria Stock Investment Option”, the “Kraft Stock Investment Option” and the “Philip Morris International Stock Investment Option”) invested exclusively in the common stock of Altria Group, Inc. (“Altria Stock”), the Class A common stock of Kraft Foods Inc. (“Kraft Stock”) and the common stock of Philip Morris International Inc. (“PMI Stock”), respectively, (collectively “Common Stocks”). Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Altria Stock Investment Option, the Kraft Stock Investment Option and the Phillip Morris International Stock Investment Option. The Altria Stock Investment Option, the Kraft Stock Investment Option and the Philip Morris International Stock Investment Option are permanent features of the Plan. The Administrator, the Investment Committee and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”.

Contributions:

Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire. Employees become eligible for the Philip Morris contribution (the “Company Contribution”) upon completion of twenty-four months of eligibility service (twelve months in the case of employees hired or re-hired by Philip Morris on or after October 1, 2006 (“Match-Eligible Participants”)). Participants can direct all contributions among eight investment options.

Match-Eligible Participants are also eligible for a matching contribution from Philip Morris (“Company Matching Contribution”) if they make before-tax and/or after-tax contributions to the Plan, as further discussed in Note 3 – Contributions.

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on

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(continued)

shares of Altria Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Stock. Altria Stock dividends paid in cash to participants for the year ended December 31, 2008 were $2,689,911. Accrued Altria Stock dividends payable in cash directly to participants as of December 31, 2008 were $693,955.

Any cash dividends paid on Kraft Stock held in the Kraft Stock Investment Option and on PMI Stock held in the Philip Morris International Stock Investment Option cannot be reinvested in Kraft Stock or PMI Stock respectively, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends are invested in the Balanced Fund Investment Option. The participant does not have the right to elect to have these dividends paid to them in cash.

Master Trusts:

Certain assets of the Plan are co-invested with the assets of the Deferred Profit-Sharing Plan for Salaried Employees (the “Salaried Employees Plan”), the Deferred Profit-Sharing Plan for Tobacco Workers (the “Tobacco Workers Plan”) and the Savings Plan for Employees of Philip Morris de Puerto Rico, in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Master Trust (“Master Trust A”) for which State Street Bank and Trust Company (“State Street”) serves as the trustee. Certain assets of the Plan are co-invested with the assets of the Salaried Employees Plan and the Tobacco Workers Plan in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Trust for Altria Stock, Kraft Stock and PMI Stock (“Master Trust B”) for which Fidelity Management Trust Company serves as the trustee.

Master Trust A and Master Trust B are hereinafter collectively referred to as the “Master Trusts”.

Participant Accounts:

Each participant’s Plan accounts, which include a company account and may include company match, before-tax, before-tax catch-up, after-tax, rollover, after-tax rollover and paysop accounts, are credited with the Company Contribution, any Company Match Contribution, and participant’s personal contributions and the allocated share of the investment activities of each investment option in which he or she participates. Allocations are based on participant Plan account balances, as defined.

Vesting:

Each participant is at all times fully vested in the balance held in each of his or her Plan accounts.

Withdrawals and Distributions:

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

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Distributions are made only when a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan account balances.

Participant Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on participant loans, which is determined at the time of the loan issuance, is equal to the prime rate as published in The Wall Street Journal generally as of the last business day of the month preceding the loan request and is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan.

A participant’s loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant’s Plan accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment authorization in effect at the time of repayment.

2.	Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for diversified investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The financial markets, both domestically and internationally, can experience significant volatility on a daily basis that affects the valuation of investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Substantially all of the assets of Master Trust B are

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invested in Common Stock, each of which could be subject to significant market fluctuations. A small portion of the assets are held in a money market account.

Valuation of Investment in Master Trusts:

The Plan’s allocated share of the Master Trusts’ net assets and investment activities is based upon the total of each individual participant’s share of the Master Trusts.

Valuation of the Master Trusts’ Investments:

Trust assets are reported at fair value. Fair value is based upon quoted market prices where available. If listed prices or quotes are not available, fair value is based upon other observable inputs that provide the basis for the fair value determination.

For Master Trust A, securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally valued based on a compilation of primarily observable market information or broker quotes. For Master Trust B, Common Stocks are valued at the closing price on the last business day of the year; in the event no sale was reported on that date, the trustee of Master Trust B will determine the value based on all available information.

For a more detailed discussion on the valuation methodologies used for the Master Trust assets, see Note 6 – Fair Value Measurements.

Investment Transactions and Investment Income of the Master Trusts:

Investment transactions are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

The Statements of Net Assets Available for Benefits present the fair value of the investment in Master Trust A, as well as the adjustment of the investment from fair value to contract value relating to investment contracts, which have fully benefit-responsive features. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Contributions:

The Company Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula described in Note 3 –

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Contributions. Participants’ contributions are recorded in the period in which they are withheld by Philip Morris. Company Match Contributions on participant contributions by Match-Eligible Participants are recorded in the period for which the Company Match Contributions are made.

Withdrawals and Distributions:

Withdrawals and distributions are recorded when paid.

Expenses:

Investment management fees, brokerage commissions (excluding those for the Common Stock held in Master Trust B) and other investment related expenses are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and certain legal fees are paid by the Master Trusts and charged directly to participant accounts, usually on a monthly basis.

Individual participant transaction fees (including fees associated with the trading of Common Stock) are paid by the Master Trusts and are charged solely to the accounts of the participant that initiated the transaction.

3.	Contributions:

The Company Contribution, on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement (a twelve-month service requirement in the case of Match-Eligible Participants), is an amount equal to the lesser of (1) three percent of Operating Profit (defined below), less the amounts allocated to participants in the Salaried Employees Plan and the Tobacco Workers Plan, or (2) 15 percent of the aggregate Participant Compensation, as defined by the Plan for such year, of the participants employed by Philip Morris among whom the Company Contribution is to be allocated. Match-Eligible Employees are eligible for a Company Contribution equal to the same percentage of participant compensation of other eligible employees of Philip Morris, but in no event shall the Company Contribution be less than ten percent of their eligible compensation. The aggregate of the Company Contribution to the Plan and the company contributions to the Salaried Employees Plan and the Tobacco Workers Plan may not be more than three percent of Altria Group, Inc.’s consolidated earnings before income taxes and cumulative effect of an accounting change, and provisions for deferred profit-sharing and incentive compensation plans.

Operating Profit is defined as the earnings of Philip Morris before cumulative effect of accounting changes, discontinued operations, extraordinary items, interest and other debt expense, income taxes, general corporate expenses, any minority interest, the amount of any deduction used in computing such earnings for the Company Contribution and Company Match Contribution to the Plan and the Company Contributions and Company Match Contribution to the Salaried Employees Plan and the Tobacco Workers Plan, charges for any incentive compensation plan, and any broad-based stock awards under the 2005

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(continued)

Performance Incentive Plan (or any successor plans), the expense of which is charged to the earnings of Philip Morris, but excluding any sales incentives programs of Philip Morris, any other stock-based awards under the 2005 Performance Incentive Plan (or any successor plans), and before such other charges as the Compensation Committee of the Board of Directors of Altria Group, Inc., in its sole discretion, shall determine to exclude from Operating Profit.

No contribution is required from any participant under the Plan. However, Match-Eligible Participants are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their compensation beginning with the first payroll period that is at least 90 days after their date of hire. Former employees who have completed a 90-day period of service and are re-hired are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their compensation as soon as administratively practicable after their date of re-hire. Employees who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their compensation. Match-Eligible Participants who make before-tax and/or after-tax contributions will also receive a Company Match Contribution for any payroll period after completing 90 days of service. Philip Morris will match each Match-Eligible Participant’s before-tax and/or after-tax contributions, dollar for dollar, up to the first 3% of compensation that is contributed for each such payroll period.

Participants may make contributions on a before-tax and after-tax basis to the Plan. Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Internal Revenue Code of 1986, as amended (the “Code”). For 2008 and 2007, the catch-up contribution was limited to $5,000. If a participant has not made the maximum after-tax contribution, he or she may make an additional after-tax contribution in a lump sum, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year to year. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2008 and 2007, a participant’s before-tax contribution was limited to $15,500, with a Plan limitation of 15% of compensation on the total amount of before-tax and after-tax contributions. Before-tax catch-up contributions are not subject to these limits.

4.	Master Trust A Investments:

The Plan had an 8% and 7% interest in Master Trust A at December 31, 2008 and 2007, respectively. The Plan’s interest in Master Trust A represents over 5% of the Plan’s net assets at December 31, 2008 and 2007.

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NOTES TO FINANCIAL STATEMENTS

(continued)

At December 31, 2008 and 2007, the net assets of Master Trust A were as follows (in thousands of dollars):

	2008	2007
Investments at fair value:
Common collective trusts	$623,572	$1,366,362
Registered investment companies	98,410	169,082
Investment contracts	1,035,395	1,174,355
Government securities	298,304	235,874
Short-term temporary investments	21,514	31,433

Total investments	2,077,195	2,977,106
Receivables:
Sale of securities Interest and dividend income	6,752 2,337	8,660 2,417

Total receivables	9,089	11,077

Net assets at fair value	2,086,284	2,988,183

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	39,479	4,935

Net assets	$2,125,763	$2,993,118

Master Trust A investment activities for the year ended December 31, 2008 were as follows (in thousands of dollars):

Interest and dividends	$62,963
Net depreciation in common collective trusts	(457,718)
Net depreciation in registered investment companies	(57,271)
Net appreciation in government securities	21,552

Investment loss, net	$(430,474)

Investment contracts held in the Interest Income Fund Investment Option may consist of synthetic and/or traditional guaranteed investment contracts (“GICs”), as determined by the investment manager for that option. The crediting interest rates of the investment contracts ranged from 3.35% to 4.57% and from 4.41% to 5.26% at December 31, 2008 and 2007, respectively. The blended crediting rate of the investment contracts was 4.20% and 4.93% for the years ended December 31, 2008 and 2007, respectively.

The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GICs are either agreed to in advance with the issuer or vary based on the agreed formulas, but cannot be less than zero.

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(continued)

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the manager or the contract issuer.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets owned by Master Trust A. The portfolio of assets, overall of investment grade quality, underlying the synthetic GICs includes fixed income securities such as mortgages, corporate bonds, and United States Treasury securities. The contract value of the synthetic GICs was $1,074,874 thousand and $1,179,290 thousand at December 31, 2008 and 2007, respectively.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party, which are backed by assets owned by the third party. Master Trust A had no traditional GICs as of December 31, 2008 or 2007.

The average market value yield of the Interest Income Fund for 2008 and 2007 was 5.32% and 4.73%, respectively (calculated by taking the average of the quarterly market value weighted yields of the investments). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants for 2008 and 2007 was 4.34% and 4.95%, respectively (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).

There are certain events not initiated by Plan participants that could limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is

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(continued)

designed to induce participants to transfer assets from the stable value option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Plan Fiduciaries do not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; or failure to adhere to investment guidelines.

5.	Master Trust B Investments:

The Plan had a 11% interest in Master Trust B at December 31, 2008 and 2007. The Plan’s interest in Master Trust B represents over 5% of the Plan’s net assets at December 31, 2008 and 2007. At December 31, 2008 and 2007, the net assets of Master Trust B were as follows (in thousands of dollars):

	2008	2007
Investments at fair value:
Common Stock	$1,393,107	$1,832,703
Cash and Cash Equivalents	29,978	16,023

Total investments	1,423,085	1,848,726
Receivable – dividend income	17,051	15,684

Net assets	$1,440,136	$1,864,410

Master Trust B investment activities for the year ended December 31, 2008 were as follows (in thousands of dollars):

Dividends	$81,365
Net depreciation in Common Stock	(415,394)

Investment loss, net	$(334,029)

6.	Fair Value Measurements:

On January 1, 2008 the Plan adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the

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use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the fair value hierarchy.

Common Collective Trusts:

Investments in common collective trusts are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective common collective trusts. The underlying assets are valued based on the Net Asset Value (“NAV”) as provided by the investment account manager or based on pricing from observable market information in a non-active market and are classified in level 2 of the fair value hierarchy.

Registered Investment Companies:

Registered investment companies are valued based on exchange listed prices, for exchange traded registered investment companies, or NAV for open-ended and continuously offered closed-end registered investment companies. The Master Trust registered investment company assets are based on exchange listed prices and are classified in level 1 of the fair value hierarchy.

Investment Contracts:

Underlying assets of the synthetic guaranteed investment contracts are valued at representative quoted market prices in an active market or at a price which is based on a compilation of observable market information or a broker quote in a non-active market. These underlying assets are classified in level 1 or level 2 of the fair value hierarchy. Wrapper contracts are valued based on the replacement cost of the contract and are classified in level 3 of the fair value hierarchy.

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Government Securities:

Government securities consist of investments in treasury securities, investment grade municipal securities and unrated or non-investment grade municipal securities. Government securities traded in an active market are valued based on broker quotes and are classified in level 1 of the fair value hierarchy. Government securities not traded on an active market are valued at a price which is based on a compilation of primarily observable market information or a broker quote in a non-active market, and would be classified in level 2 of the fair value hierarchy.

Short-term Temporary Investments:

Short-term temporary investments consist of short term holdings of cash in government obligations and investment contract funds, and are classified in level 1 of the fair value hierarchy.

Common Stocks:

Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date, and are classified in level 1 of the fair value hierarchy.

Cash & Cash Equivalents:

Cash and cash equivalents are valued at cost which approximates fair value, and are classified in level 1 of the fair value hierarchy.

Participant Loans:

Participant loans are valued at their outstanding principal balance which approximates fair value and are classified in level 3 of the fair value hierarchy.

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The table below reports by level, within the fair value hierarchy, the Master Trust investment assets at fair value as of December 31, 2008. As required by SFAS 157, the assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(in thousands of dollars)
Master Trust A	Level 1	Level 2	Level 3	Totals

Common Collective Trusts	$-	$623,572	$-	$623,572
Registered Investment Companies	98,410			98,410
Investment Contracts (1)	229,556	803,191	2,648	1,035,395
Government Securities	298,304			298,304
Short-term Temporary Investments	21,514			21,514

Sub-total Master Trust A	647,784	1,426,763	2,648	2,077,195

Master Trust B

Common Stocks	1,393,107			1,393,107

Cash & Cash Equivalents	29,978			29,978

Sub-total Master Trust B	1,423,085	-	-	1,423,085

Total Master Trust Investment Assets at Fair Value:	$2,070,869	$1,426,763	$2,648	$3,500,280

Participant Loans Craft Workers Plan	$-	$-	$4,597	$4,597

(1) Investment contracts consist of Synthetic Guaranteed Investment Contracts and the related wrapper contracts issued by the insurance companies to guarantee the stable value of the fund. Level 3 values reflect the fair value replacement cost of the wrapper contracts of similar synthetic guaranteed investment contracts under current economic conditions.

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Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Master Trust’s level 3 investments for the year ended December 31, 2008 (in thousands of dollars).

	Level 3 Investment Assets
	Year Ended December 31, 2008

	Guaranteed Investment Wrapper Contracts	Craft Plan Participant Loans	Totals

Balance, beginning of year	$202	$5,242	$5,444
Unrealized gains/(losses)	2,446	-	2,446
Purchases, issuances and settlements		(645)	(645)

Balance, end of year	$2,648	$4,597	$7,245

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Early adoption for periods ending prior to March 15, 2009 is not permitted. The Plan is evaluating the impact this guidance will have on future reporting periods.

7.	PMI Spin-off:

On March 28, 2008 (the “PMI Distribution Date”), Altria Group, Inc. distributed all of its interest in Philip Morris International Inc. (“PMI”) to Altria Group, Inc. stockholders of record as of the close of business on March 19, 2008 (the “PMI Record Date”) in a tax-free distribution. Altria Group, Inc. distributed one share of PMI common stock for every share of Altria Group, Inc. common stock outstanding as of the PMI Record Date.

Plan participants could participate in this spin-off by acquiring shares of Altria Stock in their Plan accounts at any time up to the day preceding March 28, 2008.

Holders of the Altria Stock Investment Option have had their fund split into two stock investment funds, the Altria Stock Investment Option and a Philip Morris International Stock Investment Option, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Stock Investment Option.

The Philip Morris International Stock Investment Option and the Kraft Stock Investment Option are “closed” options and, therefore, holders are not permitted to purchase additional

DEFERRED PROFIT-SHARING PLAN FOR CRAFT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

shares of PMI Stock or Kraft Stock or to perform an exchange into the Philip Morris International Stock Investment Option or Kraft Stock Investment Option from other investment options.

8.	Transactions with Parties-in-Interest:

The applicable Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. The Plan invests in Altria Stock which is exempt from the party-in-interest transaction prohibitions of ERISA. Certain Master Trust investments are shares of mutual funds managed by State Street Global Advisors, an affiliate of State Street. State Street is a trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions under ERISA.

9.	Plan Termination:

The Board of Directors of Altria Group, Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Company Contribution and/or Company Matching Contributions to the Plan or to terminate the Plan. The Board has delegated to the Corporate Employee Benefit Committee of Altria Group, Inc. and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

10.	Tax Status:

By letter dated June 5, 2002, the Internal Revenue Service has determined that the Plan, as amended and in effect as of January 1, 2000 and December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. On January 8, 2009 Philip Morris filed with the Internal Revenue Service for a determination that the Plan, as amended to July 1, 2008, continues to qualify under section 401(a) of the Code and the related Master Trust continues to be exempt from tax under Section 501(a) of the Code.

DEFERRED PROFIT-SHARING PLAN FOR CRAFT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

11.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007 (in thousands of dollars):

	2008	2007
Net assets available for benefits per the financial statements	$351,997	$437,500
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,446)	(567)

Net assets available for benefits per the Form 5500	$347,551	$436,933

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2008 (in thousands of dollars):

2008
Change in net assets available for benefits per the financial statements	$(85,503)
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	(3,879)

Change in net assets available for benefits per the Form 5500	$(89,382)

DEFERRED PROFIT-SHARING PLAN FOR CRAFT EMPLOYEES

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Client Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$167,896,949

*	Altria Client Services Deferred Profit-Sharing Trust for Altria Stock, PMI Stock and Kraft Stock	Master Trust	n/a	163,556,994

*	Participant loans	Interest rates ranged from 4.0% to 9.5% during 2008. Maturity dates through 2032.	-0-	4,597,019

* indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Compensation & Benefits Altria Client Services Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING
PLAN FOR CRAFT
EMPLOYEES

By /s/ PETER C. FAUST
Peter C. Faust
Vice President, Compensation & Benefits,
Altria Client Services Inc.

Date: June 23, 2009